SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. ____)*

Under the Securities and Exchange Act of 1934

PwrCor, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74709P103
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed: [ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74709P103

1	NAMES OF REPORTING PERSONS Gramercy Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America, New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 29,026,269

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 29,026,269

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,026,269

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%

12	TYPE OF REPORTING PERSON OO

CUSIP No. 74709P103

1	NAMES OF REPORTING PERSONS Valentino Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America, New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER 29,026,269

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER 29,026,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,026,269

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%

12	TYPE OF REPORTING PERSON OO

CUSIP No. 74709P103

1	NAMES OF REPORTING PERSONS James Valentino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500,000

	6	SHARED VOTING POWER 29,026,269

	7	SOLE DISPOSITIVE POWER 500,000

	8	SHARED DISPOSITIVE POWER 29,026,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,526,269

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%

12	TYPE OF REPORTING PERSON IN

CUSIP No. 74709P103

1	NAMES OF REPORTING PERSONS Geoffrey Valentino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER 29,026,269

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER 29,026,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,026,269

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%

12	TYPE OF REPORTING PERSON OO

CUSIP No. 74709P103

Item 1(a).

Name of Issuer:

PwrCor, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

60 East 42nd Street, Suite 4600, New York, NY 10165

Item 2(a).

Name of Person Filing:

(i)

Gramercy Ventures LLC (the “LLC”)

(ii)

Valentino Family Trust (the “Trust”)

(iii)

James Valentino (“James”)

(iv)

Geoffrey Valentino (“Geoffrey”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

(i)

PO Box 1692, NYC, NY, 10159]

(ii)

4 Enrico Drive, Cortlandt Manor, NY, 10567

(iii)

PO Box 1207, NYC, NY, 10159

(iv)

4 Enrico Drive, Cortlandt Manor, NY, 10567

Item 2(c).

Citizenship:

(i)

New York

(ii)

New York

(iii)

USA

(iv)

USA

Item 2(d).

Title of Class of Securities:

Common Stock

Item 2(e).

CUSIP Number:

74709P103

Item 3.

If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

[X]  Not Applicable

(a)

[  ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[  ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[  ]

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[  ]

Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)

[  ]

Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)

[  ]

Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

CUSIP No. 74709P103

(g)

[  ]

Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)

[  ]

Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)

[  ]

Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)

[  ]

Non-US institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)

[  ]

Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as non-US institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of  institution:________________________.

Item 4.

Ownership.

(a)

Amount Beneficially Owned: 29,526,269(1)

(b)

Percent of Class: Less than 14.2%(2)

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote:  500,000.

(ii)

shared power to vote or to direct the vote: 29,026,269.

(iii)

sole power to vote or to dispose or to direct the disposition of:  500,000.

(iv)

shared power to dispose or to direct the disposition of: 29,026,269.

(1)

The 29,026,269 shares of the Issuer (the “Subject Shares”) are directly owned by the LLC and 500,000 shares are owned by an IRA account owned by James.  James is the sole manager of the LLC.  The sole member of the LLC is the Trust.  Geoffrey is the investment advisor and a beneficiary of the Trust.  The Trust, Geoffrey, and James may each be deemed to beneficially own the Subject Shares owned by the LLC, but the Trust, Geoffrey, and James disclaim beneficial ownership of the Subject Shares except to the extent of their pecuniary interest therein.  See Exhibit A.

(2)

Based on 207,662,722 shares of common stock of the Issuer outstanding as of February 5, 2018, as reported in the Issuer’s Information Statement as filed with the SEC on January 29, 2018.

Item 5.

Ownership of Five Percent or Less of a Class.

N/A

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

CUSIP No. 74709P103

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74709P103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018

GRAMERCY VENTURES LLC		VALENTINO FAMILY TRUST

By:	/s/ James Valentino	By:	/s/ Geoffrey Valentino
Name:	James Valentino	Name:	Geoffrey Valentino
Title:	Manager	Title:	Investment Advisor

/s/ James Valentino		/s/ Geoffrey Valentino
James Valentino		Geoffrey Valentino

EXHIBIT A

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Pursuant to Rule 13d-1(b)(1)(ii)(K) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

NAME	CLASSIFICATION

Gramercy Ventures LLC (the “LLC”)	The owner of common stock of the Issuer
Valentino Family Trust (the “Trust”)	Sole Member of the LLC
Geoffrey Valentino	Investment Advisor and a beneficiary of the Trust
James Valentino	Sole Manager of the LLC

CUSIP No. 74709P103

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below (the “Joint Filers”) agree  to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 12, 2018 (including amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Receivable Acquisition and Management Corp., a Delaware Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 26, 2018

GRAMERCY VENTURES LLC		VALENTINO FAMILY TRUST

By:	/s/ James Valentino	By:	/s/ Geoffrey Valentino
Name:	James Valentino	Name:	Geoffrey Valentino
Title:	Manager	Title:	Investment Advisor

/s/ James Valentino		/s/ Geoffrey Valentino
James Valentino		Geoffrey Valentino